ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com
December 19, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pentair plc —
Registration Statement on Form S-4

Ladies and Gentlemen:

For the purpose of registering under the Securities Exchange Act of 1933, as amended (the “Securities Act”), ordinary shares, nominal value $0.01 per share (the “Shares”), of Pentair plc, an Irish public limited company (the “Company”), transmitted herewith is the above referenced Registration Statement, with exhibits, relating to the proposed issuance of the Shares in connection with the merger of Pentair Ltd., a company organized under the laws of Switzerland (“Pentair”), with and into the Company.

Pursuant to Rule 14a-6(j) of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and General Instruction E of Form S-4 promulgated under the Securities Act, this filing shall also be deemed to constitute the filing of preliminary proxy materials for purposes of Section 14(a) of the Exchange Act for Pentair (File No. 001-11625). Following the effectiveness of the Company’s Registration Statement on Form S-4, the proxy statement/prospectus included therein will also constitute the proxy statement for an extraordinary general meeting of shareholders of Pentair expected to be held in 2014.

Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

Enclosure

cc:	Angela D. Lageson

Pentair Ltd.

Benjamin F. Garmer, III

Jason M. Hille

Foley & Lardner LLP

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